SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Net Revenue reached R$12 billion

Growth of 7% in thermoplastic resins sales in the Brazilian market from 2Q14

HIGHLIGHTS:

▶    In 3Q14, the average cracker utilization rate stood at 90%, increasing 6 p.p. from 2Q14. The resumption of operations at the Triunfo site after its scheduled maintenance shutdown and the better operation at the Rio de Janeiro complex offset the scheduled shutdown at the São Paulo cracker.

▶    The Brazilian demand for thermoplastic resins (PE, PP, PVC) was 1,374 kton, up 5% from 2Q14, explained by the better performance of the consumer goods sector and third-quarter seasonality. Braskem’s sales followed the market trend and reached 939 kton.

▶    Sales of PP in the USA and Europe business unit amounted to 470 kton, down 2% from 2Q14, reflecting the slowdown in the European market.

▶     Braskem recorded EBITDA of R$1,502 million, benefitting from higher spreads in the international market and the growth in total sales volume. Compared to 3Q13, EBITDA decreased 10%. In U.S. dollar, EBITDA in the quarter amounted to US$660 million.

▶    The Company´s leverage, as measured by the ratio of net debt to EBITDA in U.S. dollar, stood at 2.71x. In October, Fitch revised its rating outlook for Braskem to "stable," reflecting the reduction in its leverage levels; the progress made on the strategy to diversify its feedstock profile; the continuous improvement of its operating results; and the better performance of global petrochemical spreads.

Capacity-expansion and feedstock-diversification projects

▶  Mexico Project

▪       The project's construction reached 82% completion and the process of hiring and training Team Members to run the future industrial operation has already begun. Progress continued to be made on pre-marketing activities, with the number of active clients reaching 276, or 32% more than in 2Q14.

▪        On August 11, the subsidiary Braskem-Idesa withdrew the fourth installment of the project finance in the amount of US$383 million or R$872 million.

▶  Ascent

▪          Ascent, an integrated project aiming to produce polyethylene under evaluation by Braskem with a group of investors, kept advancing. Ineos, LyondellBasell and Technip were chosen as the technology suppliers for the project. These companies are also partners in the Mexico project, which might ensure commercial and operational synergies.

Other projects

▶    The Plastics Chain Competitiveness Incentive Plan (PIC), which was developed to stimulate growth in Brazil's plastics chain, made progress on new fronts. In a partnership with Think Plastic and Aduaneiras, the “Exporter Qualification Project” was created to increase exports of manufactured goods made from plastic.

▶    Braskem was, for the third straight year, selected as a component of the Dow Jones Sustainability Index Emerging Markets of the New York Stock Exchange (NYSE).

▶    The Company, for the sixth time, was the winner of the Transparency Trophy of the National Association of Finance, Administration and Accounting Executives (Anefac). And, for the first time, Braskem won the trophy for Best Annual Financial Statements 2013 in the category of companies with revenue over R$5 billion.

EXECUTIVE SUMMARY

Higher oil production, especially in the United States and Libya, diverted attention from the geopolitical issues in Iraq, Ukraine and Russia, helping to reverse the upward trend in oil prices observed in the second quarter. The growth in oil demand, lower than estimated, also contributed to oil prices falling from levels of over US$100/bbl to the range of US$85-90/bbl.

The price of naphtha, the main feedstock used by the petrochemical industry, continued to follow the dynamics of oil market and fell 6% in relation to 2Q14. The spreads1 of thermoplastic resins2 and key basic petrochemicals3 widened by 21% and 7%, respectively, driven by lower naphtha prices and scheduled and unscheduled maintenance shutdowns (USA, Asia and Europe), which helped to keep supply and demand balanced.

Following the 0.6% contraction in Brazil's GDP growth in the second quarter, which was adversely affected by fewer business days (World Cup) and lower industrial production, it was observed an improvement in economic activity through the quarter fueled by the gradual recovery in consumer spending.

The Brazilian demand of thermoplastic resins reached 1,374 kton, up 5% from 2Q14, which is explained by the better performance of the sectors associated with consumer goods as well as by third-quarter seasonality. Braskem’s sales followed this trend and amounted to 939 kton. In comparison with 3Q13, when demand was adversely affected by the slowdown in industrial production and by the anticipation in sales volume in 2Q13, sales by Braskem and the overall market grew by 5%.

In 9M14, the Brazilian market of thermoplastic resins was 4,031 kton, in line with the demand observed in 9M13 and reflecting the weak performance of the automotive, infrastructure and white goods sectors. In this scenario, Braskem’s sales amounted to 2,720 kton, contracting by 2% from 9M13.

Sales of PP in the USA and Europe business unit amounted to 470 kton, decreasing 2% from 2Q14, which is mainly explained by a weaker European market. Compared to 3Q13, sales volume increased by 9%, benefitting from the recovery in local sectors, led by the automotive industry, construction, infrastructure and consumer goods.

In the year to date, PP sales by the USA and Europe business unit came to 1,409 kton, 6% higher compared to the 9M13, reflecting the improved macroeconomic scenario and the expansion in annual PP production capacity at the Seadrift plant, Texas.

Braskem’s consolidated EBITDA in 3Q14 was R$1,502 million. The stronger performance in relation to 2Q14 is explained mainly by (i) the higher sales volume; (ii) the improvement in petrochemical spreads in the international market; and (iii) the average depreciation in the Brazilian real; which were partially offset by (iv) the R$34 million expense related to the additional amount of R$75 million in the Tax Debit Renegotiation Program (Refis) (for more information, see Note 15. Taxes Payable to the financial statements for the third quarter). In U.S. dollar, EBITDA amounted to US$660 million. Compared to 3Q13, EBITDA decreased 10% in Brazilian real and 9% in U.S. dollar.

In 9M14, the Company posted EBITDA of R$4,269 million or US$1,857 million. Excluding nonrecurring effects, EBITDA was US$1,755 million, increasing 3% from 9M13, positively impacted by the recovery in petrochemicals spreads, which followed the dynamics of the international market.

Reflecting the better operating performance, net income was R$230 million in the quarter and R$750 million in the the first nine months of the year.

On September 30, 2014, Braskem’s net debt stood at US$6,430 million, decreasing 3% from the end of 2Q14, influenced by the 11% appreciation in the U.S. dollar against the Brazilian real in the end of the period. Financial leverage measured by the ratio of net debt to EBITDA in U.S. dollar decreased from 2.73x to 2.71x.

1 Difference between the price of petrochemicals and the price of naphtha.

2 65% PE (USA), 25% PP (Asia) and 10% PVC (Asia).

 3 80% ethylene and propylene, 20% BTX (base Europe). 2

The federal government announced that the rate of refund under the “Reintegra” - Special Tax Refunds for Exporters Program, which initially had been set at 0.3%, would increase to 3% as of October 1st. The measure aims to improve the competitiveness of manufactured goods exporters by refunding a portion of the federal taxes levied on their exports.

The scenario, however, remains challenging due to the weak growth of the Brazilian economy and the loss of competitiveness in its industry. In this context, the federal government is expected to continue working in measures that strengthen the growth of domestic industry, with emphasis on cost and availability of feedstock and energy.

PERFORMANCE

Note that as a result of the decision to maintain its investments in chemical distribution, which are the assets relating to Quantiq, Braskem restated its consolidated quarterly results for 2013 to include the result of this operation.

▶  Net Revenue

In 3Q14, Braskem’s net revenue was US$5.1 billion, 6% higher than in 2Q14. In Brazilian real, net revenue was R$11.7 billion, increasing 8%, explained by the growth in sales volume and the 2% average U.S. dollar appreciation between the periods. Excluding naphtha/condensate resale from the analysis, net revenue in the quarter grew by 3% in U.S. dollar and by 5% in Brazilian real.

Compared to 3Q13, consolidated net revenue in U.S. dollar grew by 7%, positively influenced by the higher prices, which followed the international market trend, and by the growth in resins sales volume. In Brazilian real, consolidated net revenue grew by 6%.

Overseas sales revenue excluding naphtha/condensate resale amounted to US$2.0 billion, increasing 9% from 2Q14, mainly due to the higher sales volumes registered at the Polyolefins and Basic Petrochemicals units. Compared to the same period in 2013, export revenue grew 7%, driven by higher PP sales volume at the USA and Europe unit and by the higher volumes exported by the Basic Petrochemicals unit.

*Exports of products made in Brazil

In 9M14, consolidated net revenue amounted to US$15 billion, increasing 5% from 9M13. Excluding naphtha/condensate resale, net revenue was US$14 billion, increasing 3% year over year. The main factors in this improvement were the higher average petrochemical price, which followed the dynamics of the international market, and the growth in total sales volume. In Brazilian real, consolidated net revenue ex-resale amounted to R$32.1 billion, increasing 12%, influenced by the average U.S. dollar appreciation of 8% between the periods.

On the same basis, revenue from overseas sales came to US$5.5 billion, increasing 2% from 9M13, affected by the same factors.

*Exports of products made in Brazil

Highlights by Segment

▶  Capacity utilization rate

In 3Q14, the average capacity utilization rate of Braskem’s main products reflects the resumption of operations. Despite the scheduled shutdown of the São Paulo cracker, which started in September, Braskem’s crackers operated at an average capacity utilization of 90%, reflecting the higher production at the Triunfo site after the scheduled shutdown and the recovery in production at the Rio de Janeiro site.

The exception was the USA and Europe business unit, which carried out unscheduled shutdowns due to power and feedstock supply issues.

▶  Polyolefins

Brazilian market: the estimated market for polyolefins (PE and PP) in 3Q14 was around 1,052 kton, up 4% from 2Q14, which is explained by the better demand from sectors related to consumer goods and third-quarter seasonality. Compared to 3Q13, when the market was impacted by the anticipation of a portion of sales volume, the market expanded by 4% as well.

In 9M14, demand amounted to 3.1 million tons, in line with the level observed in 9M13.

Production: production volume in the quarter was 1,063 kton, increasing 12% from 2Q14, which is explained by the resumption of operations at the Triunfo cracker after the scheduled shutdown and by the recovery in production at the Rio de Janeiro site. Compared to 3Q13, production volume was stable.

Domestic sales: following the market trend, Braskem’s sales in the quarter amounted to 767 kton, increasing 6% from the previous quarter, which supported a market share gain of 1 p.p. to 73%. Compared to 3Q13, sales volume increased 2%, reflecting the better demand from sectors associated with retailing and consumer goods, which offset the weak performance of other sectors such as automotive.

Export sales: in 3Q14, export sales volume amounted to 317 kton, increasing 72 kton from 2Q14, driven by sales opportunities overseas as well as in the Mercosul region. Compared to 3Q13, export sales increased 4%.

In 9M14, production volume was 2,997 kton, decreasing 6% from 9M13, reflecting the scheduled and unscheduled maintenance shutdowns in the period. In this context, Braskem sold 2,228 kton in the domestic market and 792 kton in the export market, representing decreases of 3% and 2%, respectively from 9M13.

▶  Vinyls

Brazilian market: PVC demand in 3Q14 was 322 kton, increasing 7% from 2Q14, influenced by the normalization of inventories in the infrastructure and construction sectors, which had been impacted by slower economic activity. Compared to 3Q13, when the chain was marked by signs of a destocking trend, PVC demand advanced by 6%.

Production: PVC production volume reached 170 kton, increasing 2% from 2Q14 and reflecting the good operating performance at the Alagoas and Bahia plants. Caustic soda production amounted to 117 kton, increasing 4% from 2Q14.

Compared to 3Q13, when production was impacted by scheduled and unscheduled maintenance shutdowns, PVC production rose 31%. Meanwhile, caustic soda production grew 7%.

Domestic sales: Braskem's PVC sales volume in the quarter amounted to 172 kton, increasing 11% on 2Q14, influenced by stronger domestic demand. Braskem’s market share expanded by 2 p.p. to 54%. Compared to 3Q13, Braskem's PVC sales increased 19%, with its market share expanding 6 p.p.

Caustic soda sales volume in the quarter increased 10% from 2Q14, reflecting the stronger demand from the pulp and paper industry. Compared to 3Q13, caustic soda sales remained virtually flat.

In 9M14, PVC production amounted to 483 kton, increasing 14% from 9M13 and benefitting from the normalization of operations at the new plant in Alagoas. PVC sales volume was 492 kton, increasing 4%. Caustic soda production and sales volumes came to 336 kton and 362 kton, respectively, virtually in line with 9M13.

▶  Basic Petrochemicals

In 3Q14, ethylene production amounted to 848 kton, increasing 7% from 2Q14, which is explained by the resumption of production at the Triunfo cracker after the scheduled shutdown and by the recovery in production at the Rio de Janeiro site, which offset the scheduled shutdown of the São Paulo cracker that began in September. Compared to 3Q13, production volume decreased 2%.

Performance (tons)	3Q14	2Q14	3Q13	Change	Change	9M14	9M13	Change
BASIC PETROCHEMICALS	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)

Production
Ethylene	847,593	789,769	865,868	7%	-2%	2,426,921	2,577,342	-6%
Propylene	347,649	312,023	392,956	11%	-12%	983,405	1,157,344	-15%
Butadiene	97,404	88,775	88,129	10%	11%	276,533	293,738	-6%
BTX*	275,846	219,645	309,332	26%	-11%	750,434	960,474	-22%
BTX* - Benzene, Toluene, Orthoxylene and Paraxylene

Ethylene and propylene: the Company´s total sales reached 257 kton, increasing 5% from 2Q14 and reflecting the higher propylene sales driven by the good performance of second-generation clients. Compared to 3Q13, sales advanced 7%, influenced by opportunities in the export market.

Butadiene: sales volume was 98 kton, increasing 10% from the previous quarter, which is explained by the recovery in production at the Triunfo site mentioned above. Compared to 3Q13, when production was affected by operating issues, butadiene production increased 8%.

BTX: sales volume amounted to 271 kton, up 15% from 2Q14, due to higher paraxylene production and unscheduled shutdowns at producers in Europe, which created opportunities to export benzene. Compared to 3Q13, sales volume fell 10%, reflecting the lower production volume.

In 9M14, production of key basic petrochemicals was affected by the scheduled shutdown and decreased compared to 9M13. However, sales of ethylene and propylene grew 3% in the period, reflecting the higher supply availability to third parties due to scheduled maintenance shutdowns at second-generation plants. BTX and butadiene sales volumes decreased by 10% and 3%, respectively, in relation to 9M13, reflecting the lower production volume in the period.

Performance (tons)	3Q14	2Q14	3Q13	Change	Change	9M14	9M13	Change
BASIC PETROCHEMICALS	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)

Total Sales
Ethylene/Propylene	256,770	243,390	240,824	5%	7%	723,701	700,394	3%
Butadiene	97,962	89,396	90,322	10%	8%	278,836	286,430	-3%
BTX*	270,604	235,501	299,025	15%	-10%	738,949	817,982	-10%
BTX* - Benzene, Toluene, Orthoxylene and Paraxylene

▶  United States and Europe

Market: In 3Q14, demand for PP in the United States remained in line with the previous quarter. In Europe, demand decreased 3% due to the demand slowdown (seasonality). Compared to 3Q13, U.S. and European demand remained relatively flat.

In 9M14, U.S. demand for PP increased 1% from 9M13, while demand in Europe remained flat.

Production: production volume in 3Q14 was 449 kton, declining 9% from 2Q14, which is explained by the unscheduled shutdowns in the United States and Germany due to power and feedstock supply issues. Compared to 3Q13, when Germany underwent a scheduled maintenance shutdown, production grew 3%.

Sales: sales amounted to 470 kton, down 2% from 2Q14, which is explained by the deceleration in the European market. Compared to 3Q13, sales volume increased 9%, mainly due to the better performance of the automotive and retail sectors in the United States as well as the higher product supply.

In 9M14, production increased 5% from 9M13, while sales rose 6%, reflecting the higher production and recovery in the U.S. and European economies between the periods.

Performance (tons)	3Q14	2Q14	3Q13	Change	Change	9M14	9M13	Change
UNITED STATES AND EUROPE	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Sales
PP	470,286	478,584	432,208	-2%	9%	1,408,978	1,327,974	6%

Production
PP	449,263	492,804	438,160	-9%	3%	1,386,300	1,322,567	5%

▶  Cost of Goods Sold

Braskem's cost of goods sold (COGS) in 3Q14 amounted to R$10.1 billion, increasing 5% from 2Q14,  explained mainly by the higher sales volume. The 2% average U.S. dollar appreciation between the periods had a negative impact of R$161 million.

Braskem acquires around 70% of its naphtha feedstock from Petrobras, with the remainder imported from producers in North African countries and in Venezuela. The ARA naphtha price reference for domestic supply (three-month moving average) reached US$933/ton in 3Q14, up 2% from US$919/ton in 2Q14. The ARA naphtha price, which is the reference for imported naphtha, stood at US$881/ton in the quarter, down 6% from 2Q14 (US$939/ton).

Regarding the average gas price, the Mont Belvieu price reference for ethane and propane decreased by 19% and 2% from 2Q14 to US$24 cts/gal (US$175/ton) and US$104 cts/gal (US$542/ton), respectively. The decline is explained by the imbalance in supply and demand resulting from the scheduled shutdowns in the quarter. In the case of USG propylene, the average price reference was US$1,562/ton in the period, increasing 2% from the prior quarter.

Compared to 3Q13, COGS increased 9%, driven by the increases in naphtha and propylene prices, which accompanied the dynamics of the international market.

In 9M14, COGS amounted to R$30 billion, increasing 14% on the same period last year, which is mainly explained by (i) the higher volume of naphtha/condensate resale; and (ii) the higher cost of feedstock, which followed the  international market dynamics. The average U.S. dollar appreciation of 8% between the periods also generated an impact of R$2.1 billion.

▶  Selling, General and Administrative Expenses

In 3Q14, SG&A Expenses amounted to R$636 million, increasing R$31 million from the prior quarter. Compared to 3Q13, SG&A expenses increased by 12%.

Selling Expenses in the quarter were R$301 million, increasing 7% and 22% from 2Q14 and 3Q13, respectively, reflecting the higher sales volume and consequently higher expenses with product distribution.

General and Administrative Expenses amounted to R$334 million, increasing 4% or R$12 million from 2Q14. Compared to 3Q13, general and administrative expenses increased 5%. In both periods, the higher expenses are mainly explained by the increases applied to health insurance policy and the adjustments to wages.

In 9M14, SG&A Expenses amounted to R$1.8 billion, increasing 13% from 9M13. This increase is mainly explained by (i) the increase in selling expenses due to the higher costs with storage and demurrage in the first quarter; and (ii) the higher payroll expenses (collective bargaining agreement and wage adjustments).

▶  EBITDA

Braskem’s consolidated EBITDA1 amounted to R$1,502 million, increasing 33% from 2Q14. EBITDA margin excluding naphtha resale stood at 13.4%, expanding 2.7 p.p.. The main factors that contributed to this result were (i) the higher sales volume; (ii) the better resin and basic petrochemical spreads in the international market; and (iii) the 2% Brazilian real depreciation; which were partially offset by (iv) the R$34 million expense related to the reopening of the Tax Debit Renegotiation Program (Refis) authorized by Federal Law 12,996 (for more information see Note 15. Taxes Payable to the financial statements for the third quarter). In U.S. dollar, EBITDA increased 30% from 2Q14 to US$660 million.

Compared to 3Q13, EBITDA decreased 10% in U.S. dollar and 9% in Brazilian real. The reduction was mainly due to (i) sales of resins and basic petrochemicals produced with a higher feedstock cost - the naphtha moving average, the reference price for domestic supply in Brazil, increased 9%; and (ii) by the negative impact of R$34 million explained above.

1 EBITDA is defined as the net result in the period plus taxes on profit (income tax and social contribution), the financial result and depreciation, amortization and depletion. The Company opts to present adjusted EBITDA, which excludes or adds other items from the statement of operations that help improve the information on its potential gross cash generation.

EBITDA is used by the Company’s management as a measure of performance, but does not represent cash flow for the periods presented and should not be considered a substitute for net income or an indicator of liquidity. The Company believes that in addition to serving as a measure of operating performance, EBITDA allows for comparisons with other companies. However, note that EBITDA is not a measure established in accordance with international financial reporting standards (IFRS) and is presented herein in accordance with Instruction 527 issued on October 4, 2012 by the Securities and Exchange Commission of Brazil (CVM).

In 9M14, Braskem’s consolidated EBITDA amounted to R$4,269 million, increasing 16% from the same period last year. The main factors were (i) the positive nonrecurring impact of R$277 million in 1Q14 from the divestment of a non-strategic asset; (ii) the recovery in thermoplastic resin spreads in the international market; and (iii) the 8% Brazilian real depreciation; which were partially offset by (iv) the additional R$65 million provision for the Petros Plans and the negative impact from Refis of R$34 million. In U.S. dollar, EBITDA grew by 8%. Excluding the nonrecurring positive impact from the asset divestment and the Refis, EBITDA in 9M14 increased by 10% in Brazilian real and 3% in U.S. dollar.

▶  Net Financial Result

The net financial result was an expense of R$632 million in 3Q14, compared to the expense of R$478 million in the prior quarter.

Braskem holds net exposure to the U.S. dollar (more dollar-denominated liabilities than dollar-denominated assets), and any change in the exchange rate has an impact on the accounting financial result. On September 30, 2014, this net exposure was composed (i) in the operations, by 63% of suppliers, which was partially offset by 75% of accounts receivable; and (ii) in the capital structure, by 74% of net debt. Since the Company’s operating cash flow is heavily linked to the dollar, the Company believes that maintaining this level of net exposure to the dollar in liabilities acts as a natural hedge, which is in compliance with its Financial Management Policy. Virtually 100% of its revenue is directly or indirectly pegged to the variation in the U.S. dollar and approximately 80% of its costs are also pegged to this currency.

Since Braskem regularly exports part of its production and aiming to better reflect exchange variation in its result, the Company designated, as of May 1st, 2013, part of its dollar-denominated liabilities as hedge for its future exports.

As a result, the effect from the 11% U.S. dollar4 appreciation on the net exposure of liabilities not designated as hedge accounting generated a negative impact on the financial result of R$25 million.

Excluding the effects from exchange and monetary variation, the net financial result in 3Q14 was an expense of R$547 million, increasing by R$106 million from the expense in the prior quarter, which is mainly explained by (i) the exchange variation impact on the calculation of interest on dollar-denominated debt; and (ii) the extraordinary expense of R$43 million in “interest expenses” line due to the reopening of Tax Debit Renegotiation Program (Refis); which were partially offset by the gains on financial investments in Brazilian real. Compared to 3Q13, the net financial result increased by R$71 million.

On the same basis, the net financial result in 9M14 was an expense of R$1,472 million, R$159 million higher than in 9M13, due to the impact of exchange variation on the outstanding debt balance; the increase in the CDI rate; the prepayment of shorter-dated debt in 1Q14; and the additional amounts included in the Refis tax amnesty program.

The following table shows the composition of Braskem’s net financial result.

R$ million	3Q14	2Q14	3Q13	9M14	9M13

Financial Expenses	(1,087)	(523)	(575)	(2,187)	(1,808)
Interest Expenses	(348)	(270)	(308)	(924)	(834)
Monetary Variation (MV)	(76)	(77)	(82)	(239)	(230)
Foreign Exchange Variation (FX)	(373)	87	82	(232)	34
Net Interest on Fiscal Provisions	(47)	(27)	(34)	(105)	(139)
Others	(244)	(235)	(233)	(687)	(640)
Financial Revenue	455	45	38	517	492
Interest	82	61	53	187	131
Monetary Variation (MV)	16	6	6	39	14
Foreign Exchange Variation (FX)	348	(52)	(66)	235	178
Net Interest on Fiscal Credits	3	18	29	29	69
Others	6	12	16	27	100
Net Financial Result	(632)	(478)	(537)	(1,670)	(1,316)

R$ million	3Q14	2Q14	3Q13	9M14	9M13

Net Financial Result	(632)	(478)	(537)	(1,670)	(1,316)

Foreign Exchange Variation (FX)	(25)	35	16	3	213
Monetary Variation (MV)	(60)	(71)	(76)	(200)	(216)
Net Financial Result Excluding FX and MV	(547)	(441)	(476)	(1,472)	(1,313)

▶  Net Income

Braskem recorded net income of R$230 million in 3Q14, driven by the improvement in its operating result. In 9M14, the Company recorded net income of R$750 million, which is explained by the divestment of non-strategic assets and the improvement in operating performance between the periods.

4 On September 30, 2014, the Brazilian real/U.S. dollar exchange rate was R$2.4510/US$1.00.

▶  Capital Structure and Liquidity

On September 30, 2014, Braskem's consolidated gross debt stood at US$10.7 billion. This amount includes the financing for the Mexico project in the amount of US$2,879 million that was received by the subsidiary Braskem-Idesa as of 3Q14, which includes the fourth disbursement of project finance in the amount of US$383 million that was received on August 11, 2014. Since this investment is made through a project finance structure (70% debt and 30% equity) in which the project’s debt will be repaid using its own cash flow, for the purpose of analyzing the Company's debt this project will not be included.

In this context, Braskem's consolidated gross debt stood at US$7,781 million, down 4% from the balance on June 30, 2014. At the end of the period, 68% of gross debt was denominated in U.S. dollar.

Cash and cash equivalents amounted to US$1,351 million, decreasing US$76 million from the prior quarter, due to the U.S. dollar5 appreciation of 11% in the period and its respective impact on the cash balance in Brazilian real.

As a result, Braskem's net debt decreased by 3% to US$6,430 million. In Brazilian real, net debt increased by 7% from 2Q14, influenced by the appreciation in the U.S. dollar mentioned above. The percentage of net debt denominated in dollar was 74%.

In line with its strategy to maintain high liquidity and its financial health, the Company maintains stand‑by credit facilities in the amount of US$600 million and R$500 million. Note that these facilities do not include any covenants restricting withdrawals during times of Material Adverse Change (MAC Clause). Only prime banks with low default rates (credit default swap) and high credit ratings participated in the transactions.

Financial leverage, as measured by the ratio of net debt/EBITDA in U.S. dollar, closed the quarter at 2.71x, virtually in line with the ratio on June 30, 2014. In Brazilian real, the leverage ratio stood at 2.90x, increasing 11%, which is explained by the currency's depreciation in the period.

5 On September 30, 2014, the Brazilian real/U.S. dollar exchange rate was R$2.4510/US$1.00.

On September 30, 2014, the average debt term was 15.7 years (up from 15.3 years). Considering only the portion of debt denominated in U.S. dollar, the average debt term was 21.5 years. The average debt cost on September 30, 2014 was 6.32% in U.S. dollar and 9.31% in Brazilian real, compared to 6.17% and 8.70%, respectively, in the prior quarter.

The following charts show Braskem’s gross debt by category and indexer.

The following chart shows the Company’s amortization schedule as of September 30, 2014.

Only 3% of the Company’s total debt matures in 2014, and its high liquidity ensures that its cash and cash equivalents cover the payment of obligations maturing over the next 27 months. Considering the deadline for withdrawing the stand-by credit facilities, this coverage is 37 months.

CAPITAL EXPENDITURE:

In 9M14, Braskem made investments of R$1,968 million (excluding capitalized interest and the funds from the project finance and the non-controlling shareholder of the Mexico project).

Of this amount, 60% (R$1,184 million) was allocated to industrial operations, including part of the amounts required by the scheduled maintenance shutdowns at the São Paulo and Triunfo sites that were concluded in October and April, respectively. The Company also allocated around 30% (R$622 million) to the construction of the new petrochemical complex in Mexico. The remainder is related to other ongoing projects, such as: (i) the investments for the production of UTEC in La Porte, Texas; and (ii) the expansion and conversion of one of its polyethylene production lines in Bahia to produce metallocene-based LLDPE.

ACQUISITION OF SOLVAY INDUPA:

On June 24, 2014, the General Superintendence of Brazil’s antitrust agency CADE issued a report against the approval of the transaction to acquire the assets from Solvay Indupa given its understanding that it potentially infringes antitrust principles. As provided for by law, the report issued by the General Superintendence is neither final nor binding, but rather represents the first step in the process of analyzing the transaction, which will now be examined by the board of CADE.

On July 24, the Company filed an appeal explaining its understanding that the relevant market for PVC and caustic soda is international, which is consistent with the decisions that CADE has been issuing for years, for which reason the transaction does not pose a threat to free competition.

With regard to the Tender Offer to the non-controlling shareholders of Solvay Indupa made in February 2014 in the amount of 2.40 Argentine pesos per share, Braskem informs that the process is still under analysis by Argentina’s securities and exchange commission (CNV).

The plenary of CADE shall evaluate this process until the end of 2014.

PIPELINE OF MAIN PROJECTS:

Consistent with its middle and long term strategy, Braskem focuses on investments that improve the competitiveness and diversification of its feedstock profile and strengthen its leadership in the Americas and in the biopolymers industry.

Project	Capacity (kton/y)	Investment
Ethylene XXI (integrated ethylene/PE project) Location: Coatzacoalcos, Mexico	1,050	~US$4.5 bn6

▪  JV between Braskem (75%) and Idesa (25%).

▪  Long-term contract (20 years) with PEMEX-Gás based on the Mont Belvieu reference gas price.

▪  In addition to gaining access to feedstock at attractive conditions, the project aims to meet the growing demand in Mexico for PE of around 1.9 million tons, of which around 70% is currently met by imports.

▪  Earthmoving works concluded.

▪  In October 2012, the Engineering, Procurement and Construction (EPC) contract was signed with a consortium for the complex’s construction formed by Odebrecht (40%), Technip (40%) and ICA Fluor (20%).

▪  The US$3.2 billion project finance structure was concluded in December 2012:

o    SACE: US$600 million;

o    IADB and IFC: US$570 million A loan to be complemented by a US$700 million B Loan;

o   Brazilian Development Bank (BNDES): US$623 million;

o    BancoMext and NAFIN: US$400 million;

o    EDC: US$300 million.

▪  Construction: in 3Q14, the project reached 82% physical completion. Over 660 pieces of equipment and 50,000 tons of material have already been delivered to the site, and the process of hiring and training Team Members to run the future industrial operation has already begun. The work is currently focusing on: (i) installing equipment; (ii) assembling the metallic structures; (iii) installing the electrical cabling and instruments; and (iv) concluding the tests of the automation system.

▪  Project finance – withdrawal of disbursements by the subsidiary:

o    First disbursement on Jul/24/2013: US$1,484 million;

o    Second disbursement on Nov/6/2013: US$547 million;

o    Third disbursement on Apr/8/2014: US$465 million;

o    Fourth disbursement on Aug/11/2014: US$383 million.

▪  Priorities:

o    Concluding the engineering and procurement activities, maintaining good productivity on mechanical assembly by making progress on construction and hiring qualified workers;

o    Expanding the number of active clients, with a resulting increase in the volume of resin imports for resale and the structuring of the sales and logistics teams to support the growing pre-marketing demands;

o    Training and development of the Team Members who will run the future industrial operation.

6 The project's fixed investment (capital expenditure) is estimated at US$3.2 billion. The total investment of US$4.5 billion includes the project's capex, working capital requirements and interest payments.

Comperj Rio de Janeiro, Brazil	n/a	To be determined	▪ The project aims to meet the growing demand in Brazil, add value to the country’s natural resources and support its industrialization process.
Ascent West Virginia, USA	n/a	To be determined

▪  The feasibility and engineering studies advanced as planned and a new ethane supply agreement was signed with Range. Considering the existing agreement with Antero, around 50% of feedstock supply has already been secured.

▪  Ineos Technologies, Braskem’s strategic partner for technological licenses to produce polyethylene, will provide Ascent with Innovene S and Ascent G technologies to HDPE and LLDPE plants.

▪  Technip was chosen as the technology supplier for the ethylene cracker and as the manager of the basic engineering project.

▪  Lyondell Basell will supply the Lupotech T technology for the LDPE plant.

▪  The project's ownership structure is still pending definition.

BRASKEM’S COMPETITIVE ADVANTAGES:

▶       Plastics Chain Competitiveness Incentive Program (PIC)

The Plastics Chain Competitiveness Incentive Program (PIC), which was created in partnership with Abiplast - the Brazilian Plastics Industry Association - to develop structural programs that promote the competitiveness and growth of the country's plastics manufacturing industry, registered the following highlights in the quarter:

▪         Launch of the Innovation Management and Support Program. The program's aim is to promote the development of innovative projects in the industry by drawing on the expertise of a consulting firm specializing in innovation, which will help companies to structure and develop their projects. The program will also facilitate access by plastic manufacturers to existing credit facilities for innovation.

▪         The Business Development Program, which was created in partnership with the Dom Cabral Foundation (FDC), seeks to support improvements in the management practices of participating entrepreneurs through discussion of a wide range of topics, such as logistics and supply chains; strategy and competitiveness, process management; costs and finances; governance; succession and innovation.

▪         Exporter Qualification Project. Developed in partnership with Think Plastic and Aduaneiras, this project works to increase the exposure of Brazilian manufacturers in the international market. Focusing on technical and market aspects, the program has already assisted some 70 manufacturers and over the next two years hopes to grow by two-fold the volume of exports of manufactured goods made from PE and PP.

▪         To showcase solutions and the versatility of plastic applications for the construction industry, Braskem and its Clients participated in Concrete Show, a trade fair for contractors and construction professionals.

▶ VISIO Program Braskem continues to make progress in its commitment to develop the Brazilian plastics chain and create value for its Clients. Some of the highlights of the quarter:

Electro Plastic, in partnership with Braskem, launched Black and White Plastic Mulch (MPG), which is made from polyethylene resin and designed specifically for citrus crops. The plastic mulch covers the ground to control weeds and maintain soil moisture and temperature. It also promotes root development, which in turn promotes overall plant growth.

Braskem and Bimbo formed a partnership in the bakery segment in the United States that culminated in the use of Green PE, which is made from renewable raw material, for the production of the packaging of the new bread line named Eureka! Organic Bread, an organic and vegan product certified by the U.S. Department of Agriculture.

▶   Innovation

Braskem launched a new PE grade for natural gas pipping network applications. The new resin is more resistant to long-term mechanical stress, which imparts greater durability to products for this application. The process to obtain product approval from the main consumer companies is currently ongoing.

To meet the needs of the sanitary films market (packaging for toilet paper, paper towels and napkins), Braskem launched a new low density PE resin. The resin meets all application requirements, particularly those related to stiffness, which is responsible for packaging stability and optical properties to enable better product visibility.

Sustainable Development

Braskem continues to focus on strengthening its contribution to sustainable development. Its efforts in this area are structured along three main fronts (i) increasingly sustainable Resources and Operations; (ii) increasingly sustainable Products; and (iii) Solutions for a more sustainable life.

In the third quarter, the most notable activities on these fronts were:

▪        The announcement of an international cooperation agreement with Amyris and Michelin for the development of a new technological route for the production of a type of isoprene, a raw material used by the rubber industry. The companies will work together to develop a technology using plant sugars, such as those found in sugarcane and cellulosic feedstocks, to produce renewable isoprene;

▪        Braskem was chosen to chair the Life Cycle Assessment (LFA) theme-based chambers of the Brazilian Business Council for Sustainable Development (CEBDS);

▪        Adoption of the “CEBDS Agenda for a Sustainable Country,” which describes concrete actions to strengthen competitiveness in Brazil and was delivered to the presidential candidates in this year’s elections;

▪        Participation in two important initiatives, one of the World Bank and the other of the UN Global Compact, that seek to mitigate climate change by introducing carbon-pricing mechanisms;

▪        Inclusion, for the third straight year, in the Dow Jones Sustainability Index Emerging Markets, the sustainability index for companies headquartered in emerging markets of the New York Stock Exchange (NYSE);

▪        The selection of "ser+realizador," the social investment project led by Braskem, as a reference in Innovation in Local Development by the Center for Sustainability Studies (GVces) at FGV.

OUTLOOK:

In view of the lower-than-expected economic growth in the first half of the year, the International Monetary Fund (IMF) revised its forecast for world GDP growth in 2014 to 3.3%, down 0.1 p.p. from its forecast announced in July. The weak performance of major euro zone economies, such as France, Italy and Germany, reduced the expectations for the region's GDP growth to 0.8% p.a.. On the other hand, as a result of the strong expansion observed already in the second quarter, the U.S. economy is expected to grow by 2.2% this year.

In China, the adjustments implemented by the federal government and the adversities in the world economy led the country to post more stable economic growth. Despite the deceleration in the third quarter in relation to the second quarter, we expect a recovery in economic activity in the last quarter of the year driven by the industrial production growth observed in recent months, which should lead China to end the year with GDP growth of 7.4%.

In Brazil, the GDP growth forecast for this year was once again revised downward, to 0.3% p.a.. The country's industrial production has contracted due to a lack of competitiveness in relation to global markets and to weaker consumer spending, which has been affected by higher level of household indebtedness, which are now incurring higher borrowing costs due to the interest rates increase.

The risk factors in the global scenario remain related to monetary and fiscal policy in developed and emerging markets, which should help sustain a recovery and the sustainable growth of their economies in the middle and long term.

In the petrochemical industry, the short-term scenario remains positive. However, petrochemical prices are expected to follow the downward trend observed in naphtha prices and rebalancing the level of spreads. The main risk factors continue to be associated with geopolitical tensions in Ukraine and Iraq and more recently with supply-demand dynamics in oil markets, given (i) the higher production by both OPEC and non-OPEC countries, especially in the United States, and (ii) slower growth in emerging economies.

Braskem’s strategy remains centered on strengthening its business by (i) increasing the competitiveness of its feedstock matrix by reducing its cost and diversifying its profile; (ii) continuing to strengthen its relationship with Clients; (iii) supporting the creation of an industrial policy targeting the development of Brazil’s petrochemical and plastics chain; and (iv) pursuing higher operational efficiency.

Braskem remains focused on negotiating new terms and conditions for renewing its naphtha supply agreement and on renewing its power purchase agreements with CHESF, whose costs and supply are of critical importance to the country's manufacturing industry.

Braskem has also concentrated its investments in maintaining and improving its assets and in priority, high-return projects. The integrated project to produce polyethylene in Mexico continues to advance and the completion of construction and the plant's startup are expected by end-2015.

The feasibility studies for the Ascent project, the integrated complex in West Virginia to produce polyethylene by taking advantage of the opportunities offered by U.S. shale gas, have been advancing and the technologies for the polyethylene plants and the cracker have already been defined. Around 50% of the feedstock supply has been guaranteed already and the project team continues to make progress on finalizing new agreements.

In this context, Braskem remains firm in its commitment to growth and sustainable development and will continue to proactively pursue opportunities to create value for their Clients, Shareholders and society without losing sight of the strong focus on financial health.

NOTE: (i) On September 30, 2014, the Brazilian real/U.S. dollar exchange rate was R$2.4510/US$1.00.

UPCOMING EVENTS:

▶       3Q14 Earnings Conference Call

Portuguese 1:00 p.m. (Brasília) 10:00 a.m. (U.S. EST) 7:00 a.m. (Los Angeles) 3:00 p.m. (London) Dial-in +55 (11) 2188-0155 Code: Braskem	English 2:30 p.m. (Brasília) 11:30 a.m. (U.S. EST) 8:30 a.m. (Los Angeles) 4:30 p.m. (London) USA: +1 (866) 890-2584 Other countries: +55 (11) 2188-0155 Code: Braskem

INVESTOR RELATIONS TEAM:

EXHIBITS LIST:

            Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in the Americas. With 36 industrial plants, of which 29 are in Brazil, 5 in the United States and 2 in Europe, the Company has annual production capacity of 16 million tons of thermoplastic resins and other petrochemical products.

DISCLAIMER

This press release contains forward-looking statements. These forward-looking statements are not solely historical data, but rather reflect the targets and expectations of Braskem’s management. Words such as "anticipate", "wish", "expect", "foresee", "intend", "plan", "predict", "project", "aim" and similar terms seek to identify statements that necessarily involve known and unknown risks. Braskem does not undertake any responsibility for transactions or investment decisions based on the information contained in this document.

EXHIBIT I

Consolidated Statement of Operations

(R$ million)

Income Statement	3Q14	2Q14	3Q13	Change	Change	9M14	9M13	Change
CONSOLIDATED	(A)	(B)	(C )	(A)/(B)	(A)/(C )	(D)	(E)	(D)/(E)
Gross Revenue	13,476	12,565	12,572	7%	7%	39,671	35,294	12%
Net Revenue	11,724	10,853	10,938	8%	7%	34,420	30,186	14%
Cost of Good Sold	(10,051)	(9,600)	(9,209)	5%	9%	(29,975)	(26,354)	14%
Gross Profit	1,673	1,253	1,729	33%	-3%	4,444	3,833	16%
Selling Expenses	(301)	(282)	(247)	7%	22%	(853)	(744)	15%
General and Administrative Expenses	(334)	(323)	(319)	4%	5%	(966)	(872)	11%
Other Net Operating Income (expenses)	(67)	(15)	(47)	349%	44%	108	(100)	-
Investment in Subsidiary and Associated Companies	(0)	1	1	-	-	0	(2)	-
Operating Profit Before Financial Result	970	635	1,118	53%	-13%	2,734	2,115	29%
Net Financial Result	(632)	(478)	(537)	32%	18%	(1,670)	(1,316)	27%
Profit Before Tax and Social Contribution	338	157	581	115%	-42%	1,064	798	33%
Income Tax / Social Contribution	(108)	(33)	(181)	233%	-40%	(313)	(291)	8%
Net Profit	230	124	399	85%	-42%	750	507	48%
Earnings Per Share	0.34	0.16	0.50	-	-	1.01	0.63	60%

Note: as a result of the Management decision to maintain the investments in Quantiq, Braskem’s quarterly results for 2013 have been restated to include the results of this operation.

EXHIBIT II

EBITDA CALCULATION

(R$ million)

EBITDA Statement	3Q14	2Q14	3Q13	Change	Change	9M14	9M13	Change
CONSOLIDATED	(A)	(B)	(C )	(A)/(B)	(A)/(C )	(D)	(E)	(D)/(E)
Net Profit	230	124	399	85%	-42%	750	507	48%
Income Tax / Social Contribution	108	33	181	233%	-40%	313	291	8%
Financial Result	632	478	537	32%	18%	1,670	1,316	27%
Depreciation, amortization and depletion	530	497	545	7%	-3%	1,533	1,517	1%
Cost	472	440	475	7%	-1%	1,380	1,364	1%
Expenses	58	57	71	2%	-18%	153	153	0%
Basic EBITDA	1,500	1,132	1,663	33%	-10%	4,266	3,632	17%
Provisions for the impairment of long-lived assets (i)	1	(1)	(0)	-	-	2	40	-
Results from equity investments (ii)	0	(1)	(1)	-	-	(0)	2	-
Adjusted EBITDA	1,502	1,130	1,661	33%	-10%	4,269	3,673	16%
EBITDA Margin	12.8%	10.4%	15.2%	2.4 p.p.	-2.4 p.p.	12.4%	12.2%	0.2 p.p.

(i)             Represents the accrual and reversal of provisions for the impairment of long-lived assets (investments, property, plant and equipment and intangible assets) that were adjusted to form EBITDA since there is no expectation of their financial realization and if in fact realized they would be duly recorded on the statement of operations.

(ii)            Corresponds to results from equity investments in associated companies and joint ventures.

EXHIBIT III

Consolidated Balance Sheet

 (R$ million)

ASSETS	09/30/2014	06/30/2014	Change
	(A)	(B)	(A)/(B)
Current	15,075	14,186	6%
Cash and Cash Equivalents	3,722	3,151	18%
Marketable Securities/Held for Trading	102	155	-34%
Accounts Receivable	3,049	2,799	9%
Inventories	5,111	5,118	0%
Recoverable Taxes	2,581	2,364	9%
Other Receivables	510	598	-15%
Non Current	33,925	32,306	5%
Marketable Securities/ Held-to-Maturity	33	23	47%
Compulsory Deposits and Escrow Accounts	212	212	0%
Deferred Income Tax and Social Contribution	1,245	706	76%
Taxes Recoverable	1,017	1,099	-7%
Insurance claims	188	163	16%
Investments	120	123	-2%
Property, Plant and Equipament	27,843	26,688	4%
Intangible Assets	2,844	2,851	0%
Outros	422	443	-5%
Total Assets	49,000	46,492	5%

LIABILITIES AND SHAREHOLDERS' EQUITY	09/30/2014	06/30/2014	Change
	(A)	(B)	(A)/(B)

Current	12,802	12,597	2%
Suppliers	9,567	9,766	-2%
Financing	1,309	1,329	-2%
Project Finance	24	27	-12%
Derivatives	69	53	29%
Salary and Payroll Charges	491	437	12%
Dividends and Interest on Equity	5	5	-1%
Taxes Payable	674	525	28%
Advances from Customers	409	214	91%
Sundry Provisions	93	93	0%
Other Payable	163	149	9%
Non Current	28,683	25,534	12%
Financing	17,763	16,483	8%
Project Finance	6,967	5,447	28%
Derivatives	482	367	31%
Deferred Income Tax and Social Contribution	857	842	2%
Taxes Payable	880	820	7%
Sundry Provisions	453	454	0%
Advances from Customers	101	108	-7%
Other Payable	264	261	1%
Mutual Project Etileno XXI	638	475	34%
Others	279	277	1%
Shareholders' Equity	7,515	8,361	-10%
Capital	8,043	8,043	0%
Capital Reserve	232	232	0%
Profit Reserves	55	55	0%
Treasury Shares	(49)	(49)	0%
Other Comprehensive Income*	(1,653)	(577)	186%
Retained Earnings	824	548	50%
Non Controlling Interest	62	108	-43%
Total Liabilities and Shareholders' Equity	49,000	46,492	5%

* Includes the exchange variation of financial liabilities designated as hedge accounting (Note 14.1.1 (c) to the Financial Statements).

EXHIBIT IV

Cash Flow

(R$ million)

Cash Flow	3Q14	2Q14	3Q13	9M14	9M13

Profit (loss) Before Income Tax and Social Contribution	338	157	581	1,064	798
Adjust for Net Income Restatement
Depreciation and Amortization	530	497	545	1,533	1,517
Equity Result	0	(1)	(1)	(0)	2
Interest, Monetary and Exchange Variation, Net	922	262	343	1,490	855
Cost on divestment in subsidiary	-	(315)	-	(277)	-
Provision for losses - fixed assets	1	1	(33)	6	11
Cash Generation before Working Capital	1,792	601	1,435	3,815	3,183
Operating Working Capital Variation
Market Securities	50	(60)	18	(15)	119
Account Receivable	(240)	12	(321)	(204)	(425)
Recoverable Taxes	(82)	147	37	21	(73)
Inventories	25	478	(489)	5	(770)
Advanced Expenses	33	(106)	39	(56)	(41)
Other Account Receivables	25	257	(62)	(50)	(43)
Suppliers	(858)	(43)	(169)	(1,168)	365
Advances from Customers	188	(116)	(206)	60	(5)
Taxes Payable	181	(95)	(126)	35	(135)
Other Account Payables	230	(135)	(251)	280	112
Other Provisions	(1)	5	56	(10)	15
Operating Cash Flow	1,343	947	(40)	2,712	2,301
Interest Paid	(244)	(306)	(272)	(744)	(785)
Income Tax and Social Contribution	(54)	(20)	(9)	(96)	(44)
Net Cash provided by operating activities	1,045	621	(322)	1,872	1,472
Proceeds from the sale of fixed assets	0	10	1	10	2
Proceeds from the capital reduction of associates	-	315	154	315	387
Additions to Investment	-	-	-	-	(0)
Additions to Fixed Assets	(975)	(1,500)	(1,775)	(3,632)	(3,925)
Additions to Intangible Assets	(5)	(6)	(4)	(20)	(12)
Effect of incorporation of associates cash	-	-	-	-	10
Financial Assets Held to Maturity	2	4	(10)	12	10
Cash used in Investing Activities	(979)	(1,178)	(1,634)	(3,315)	(3,529)
Obtained Borrowings	2,859	2,677	4,147	7,193	8,732
Payment of Borrowings	(2,298)	(1,707)	(1,794)	(5,847)	(6,176)
Dividends	(0)	(482)	(0)	(482)	(0)
Non-controlling interests	(0)	(0)	-	(0)	33
Cash used in Financing Activities	561	488	2,353	864	2,589
Exchange Variation on Cash of Foreign Subsidiaries and Jointly Controlled Companies	(56)	6	53	(35)	41
Increase (decrease) in Cash and Cash Equivalents	572	(63)	451	(613)	573
Represented by
Cash and Cash Equivalents at The Beginning of The Year	3,151	3,214	3,410	4,336	3,288
Cash and Cash Equivalents at The End of The Year	3,722	3,151	3,861	3,722	3,861
Increase (Decrease) in Cash and Cash Equivalents	572	(63)	451	(613)	573

EXHIBIT V

Production Volume

PRODUCTION CONSOLIDATED
tons	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14

Polyolefins
PE's	632,257	658,317	661,780	627,936	589,755	576,079	643,577
PP	436,029	397,996	406,989	386,128	391,370	376,927	419,559

Vinyls
PVC	146,877	146,676	129,546	159,480	146,042	167,314	169,999
Caustic Soda	115,321	110,585	109,108	102,319	108,191	111,611	116,528

Basic Petrochemicals
Ethylene	835,531	875,943	865,868	795,483	789,559	789,769	847,593
Propylene	372,137	392,251	392,956	348,251	323,734	312,023	347,649
Benzene	215,095	210,225	204,750	195,315	154,170	156,674	188,172
Butadiene	100,850	104,759	88,129	96,116	90,353	88,775	97,404
Toluene	41,742	49,836	57,978	51,853	67,797	46,960	30,003
Fuel (m³)	221,317	225,235	242,856	244,282	249,700	273,893	222,521
Paraxylene	44,930	47,527	30,437	3,287	15,876	491	43,098
Orthoxylene	22,592	19,196	16,166	6,903	17,099	15,520	14,574
Butene 1	11,380	13,556	15,106	11,179	13,606	14,959	13,216
ETBE/ MTBE	78,403	81,981	77,561	68,686	73,813	69,096	82,351
Mixed Xylene	15,840	21,060	16,264	35,503	27,166	37,943	32,261
Cumene	73,138	43,145	57,809	55,593	64,029	55,127	46,121
Polybutene	9,778	1,240	5,936	6,032	7,103	8,314	5,783
Aromatic Residue	34,795	37,226	41,710	35,077	36,010	34,725	30,373
Petrochemical Resins	2,599	3,670	3,740	3,868	3,951	3,999	2,459

United States and Europe
PP	427,757	456,650	438,160	463,372	444,233	492,804	449,263

EXHIBIT VI

Sales Volume - Domestic Market – Main Products

Domestic Market - Sales Volume
CONSOLIDATED
tons	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14

Polyolefins
PE's	438,717	455,612	436,403	434,930	433,973	436,371	452,673
PP	315,724	331,733	316,629	304,841	303,076	287,569	314,415
Vinyls
PVC	166,216	159,528	145,202	165,561	164,398	155,098	172,361
Caustic Soda	119,469	112,337	125,688	111,271	118,655	109,634	121,556

Basic Petrochemicals
Ethylene	130,854	131,634	136,720	132,589	133,711	123,573	122,726
Propylene	54,807	47,405	56,602	51,056	49,974	47,835	57,378
Benzene	101,778	110,930	121,229	116,572	118,953	115,531	125,214
Butadiene	57,460	49,130	50,815	53,349	59,662	54,857	48,994
Toluene	8,638	11,979	11,222	11,511	12,451	9,809	11,109
Gasoline (m³)	137,310	133,891	140,980	161,102	176,726	203,779	106,701
Paraxylene	2,997	23,745	32,605	2,409	4,098	-	33,482
Orthoxylene	21,050	20,841	18,980	7,022	14,367	18,031	17,133
Mixed Xylene	14,504	17,239	14,809	16,281	14,645	11,409	12,680
Cumene	64,817	52,592	57,286	59,418	61,905	52,299	49,597
Polybutene	2,244	3,001	3,276	2,386	1,841	2,379	3,116
Aromatic Residue	36,036	37,547	38,957	33,537	34,743	33,324	31,493
Petrochemical Resins	2,238	2,479	2,676	2,394	2,574	2,623	2,651

EXHIBIT VII

Sales Volume – Export Market – Main Products

Export Market - Sales Volume
CONSOLIDATED

tons	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14
Polyolefins
PE's	174,247	189,692	210,338	203,774	155,094	139,631	192,889
PP	66,110	72,820	93,475	79,495	75,925	104,728	123,957

Basic Petrochemicals Unit
Propylene	40,288	54,582	43,902	40,396	39,856	68,170	72,258
Benzene	40,222	63,380	66,147	36,411	33,846	28,956	66,642
Butadiene	40,777	48,741	39,507	41,985	31,816	34,540	48,968
Toluene	24,821	31,621	38,947	44,239	44,103	58,143	17,023
Gasoline (m³)	66,774	103,664	95,586	86,946	71,637	49,812	103,534
Paraxylene	31,395	25,559	9,895	-	5,024	5,030	-
Butene 1	-	3,175	1,680	40	1,497	1,225	20
ETBE/ MTBE	61,689	81,480	76,788	70,324	74,926	64,203	78,343
Mixed Xylene	451	5,497	482	14,587	16,115	19,291	24,720
Polybutene	3,829	3,802	3,313	3,620	4,849	3,599	2,347

United States and Europe
PP	430,872	464,893	432,208	462,719	460,108	478,584	470,286

EXHIBIT VIII

Consolidated Net Revenue

(R$ million)

Net Revenue

R$ million	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14

Polyolefins
Domestic Market	3,034	3,160	3,293	3,361	3,578	3,400	3,644
Export Market	824	911	1,179	1,183	951	990	1,282

Vinyls	636	614	628	671	697	628	684

Basic Petrochemicals (Most Relevants)
Domestic Market
Ethylene/Propylene	586	508	638	575	679	590	603
Butadiene	208	183	132	141	198	191	150
Cumene	199	163	180	189	215	185	166
BTX	407	468	546	400	503	453	600
Others	345	347	387	395	426	487	306
Export Market
Ethylene/Propylene	125	148	159	136	142	230	256
Butadiene	148	156	92	135	109	123	159
BTX	278	337	325	213	255	241	266
Others	315	428	430	378	444	328	476

United States and Europe	1,606	1,565	1,732	1,846	2,042	1,942	1,947

Resale*	409	314	659	859	1,061	450	778
Quantiq	205	219	237	218	225	188	212

Others¹	177	225	320	84	319	426	196
Total	9,501	9,747	10,937	10,784	11,843	10,853	11,724
*Naphtha, condensate and crude oil
¹Includes pre-marketing activity in Mexico

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2014
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.